Exhibit 99.1

UTime Announces Financial Results for The First Six Months

of Fiscal Year 2022

Shenzhen, China, March 30, 2022/PRNewswire/ -- UTime Limited (“UTime” or the “Company”) (Nasdaq: UTME), a mobile device manufacturing company committed to providing cost effective products and solutions to consumers globally and helping low-income individuals from established and emerging markets, have better access to updated mobile technology, today announced its financial results for the first six months of fiscal year 2022 ended September 30, 2021.

First Six Months of Fiscal Year 2022 Financial and Operational Highlights

All financial figures are in US Dollars unless otherwise noted.

●	Revenue from Original Equipment Manufacturer (“OEM”) and Original Design Manufacturer (“ODM”) services decreased from RMB129.0 million to RMB100.2 million (US$15.4 million), a 22% decrease mainly due to the decrease in sales of feature phones and smart phones.

●	Rapid growth in Africa, especially established OEM/ODM clients. Revenue contribution increased from 4% to 13.5%.

●	Gross profit margin decreased from 12.8% to 8.2% primarily due to significant increase in raw material prices, especially in integrated circuit (“IC”) and screens.

●	Net loss reached RMB9.3 million (US$1.4 million), compared to net income of RMB 7.0 million during the same period last year. Decrease mainly due to the drop of OEM/ODM sales in China and non-recurring orders of face masks sales in the South America, and decrease of in-house brand product in India.

●	Exchange rate between RMB and US Dollar considerably affected the Company’s financial results, as more than 50% of our products were sold to customers outside of mainland China, and the exchange rate between the Indian Rupee and US Dollar considerably affected financial results relating to one of the Company’s primary subsidiaries, Do Mobile India Private Ltd., which operates in India.

Minfei Bao, Chairman and Chief Executive Officer of the Company, noted that the tremendous cost increase of key components, especially in ICs and screens, had considerable impact to the Company. “We have had to choose our customer orders more carefully to reduce the risk of the increasing purchase price, which consumes our profit from future orders and even the existing orders.” Mr. Bao also pointed that the Company had made a few adjustments accordingly, including shortening payment cycles, switching focus to higher margin products such as smart phones and touch panels, rescheduling production plans to avoid inventory shortage and developing new markets like Africa to respond the situation.

First Six Months of Fiscal Year 2022 Financial Results

Revenue

Revenue for the six months ended September 30, 2021 was RMB101.1 million (US$15.6 million), a decrease of RMB78.2 million, or 43.6%, from RMB179.3 million for the same period of 2020. The decrease was primarily attributable to the decrease in OEM/ODM sales by RMB28.9 million and non-recurring sales of face masks by RMB45.6 million, as well as the decrease of in-house brand sales by RMB3.8 million.

Cost of sales

Cost of sales for the six months ended September 30, 2021 was RMB92.7 million (US$14.3 million), a decrease of RMB63.4 million, or 40.6%, from RMB156.1 million for the same period of 2020. The decrease was in line with the decrease of revenue.

Gross profit for the six months ended September 30, 2021 was RMB8.3 million (US$1.3 million), representing a decrease of RMB14.9 million, or 64.2%, from the gross profit of RMB23.2 million for the same period of 2020 as a result of factors mentioned above.

Overall gross profit margin for the six months ended September 30, 2021 was 8.22%, or 4.71 percentage points lower, as compared to gross profit margin of 12.93% for the same period of 2020.

Operating Expenses

Operating expenses increased by RMB1.2 million, or 7.7%, from RMB15.2 million for the six months ended September 30, 2020 to RMB16.3 million (US$2.5 million) for the six months ended September 30, 2021.

General and administrative expenses consist of salary and benefits to the Company’s accounting, human resources, design and executive office staff, rental expenses, property management and utilities, office supplies and other expenses. The increase of RMB 2.8 million was mainly due to the compensation for our independent directors since April 8, 2021 and R&D related expenses.

Selling expenses decreased by RMB0.2 million, or 10.5%, from RMB1.9 million for the six months ended September 30, 2020 to RMB1.7 million (US$0.3 million) for the six months ended September 30, 2021. Selling expenses consist of salary and benefits, business travel, shipping expenses, entertainment, market promotion and other expenses relating to the Company’s sales and marketing activities. The decrease of RMB0.2 million in selling expense was mainly due to decrease in cargo forwarding and warehousing expenses.

Other expenses (income), net for the six months ended September 30, 2021 was net income of RMB1.2 million (US$0.2 million), as compared to net expense of RMB0.2 million for the same period of 2020. The increase in income was mainly attributed to (i) decrease in exchange loss of U.S. Dollar against RMB, (ii) increase in government subsidy, partially offset by the changes in doubtful account provision.

Income Before Tax

Income tax provision is RMB nil for the six months ended September 30, 2020 and 2021.

Net Income(loss)

Net loss was RMB9.3 million (US$1.4 million) for the six months ended September 30, 2021 compared to net income of RMB7.0 million for the six months ended September 30, 2020.

Cash and Cash Equivalents

As of September 30, 2021, the Company had cash and cash equivalents of $10.7 million, compared with $1.4 million as of March 31, 2021.

Cash Flow

Net cash used in operating activities was RMB19.6 million (US$3.0 million) for the six months ended September 30, 2021 as compared with RMB0.4 million for the same period of 2020.

Net cash used in investing activities for six months ended September 30, 2021 was RMB6.6 million (US$1.0 million) as compared to net cash used in investing activities of RMB nil (US$ nil) for the same period of 2020. Cash used in the six months ended September 30, 2021 were for payments of property and equipment of RMB5.9 million (US$0.9 million), and payments for intangible assets of RMB0.7 million (US$0.1 million).

Net cash provided by financing activities for six months ended September 30, 2021 was RMB87.1 million (US$13.4 million) as compared to RMB0.6 million (US$0.1 million) for the same period of 2020. The cash inflow was mainly attributable to proceeds from issuance of ordinary shares through IPO, capital contributions and short-term and long-term borrowings.

Exchange rate

Our reporting currency is the Renminbi. This announcement also contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Renminbi into U.S. dollars were made at RMB6.4854 to US$1.00 for the six months ended September 30, 2021, the exchange rates set forth in the central parity of RMB against the U.S. dollar by the People’s Bank of China on September 30, 2021.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as UTime’s strategic and operational plans, contain forward-looking statements. UTime may also make written or oral forward-looking statements in its periodic reports to the United States Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies;, the recognition of the Company’s brand; trends and competition in global OEM/ODM market; development and commercialization of new products, services and technologies; governmental policies and relevant regulatory environment relating to the Company’s industry and/or aspects of the business operations and general economic conditions in China and around the globe, the ongoing coronavirus pandemic and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

About UTime Limited

UTime Limited operates as a mobile device manufacturing company committed to providing cost effective products and solutions to consumers globally and helping low-income individuals from established and emerging markets have access to modern mobile technology. UTime Limited is mainly engaged in the design, development, production, sales and brand operation of mobile phones, accessories and related consumer electronics. UTime Limited values systematic management and organizes production with strict high-quality standards and production technologies. UTime Limited continuously endeavors to improve its overall manufacturing service level, to strengthen its cost control processes, and enhance its ability to respond rapidly to market dynamics for sustainable development in its Electronics Manufacturing Services segment.

For more information, please visit the Company website at http://www.utimeworld.com/.

For further information, please contact:

Wonderful Sky Finance Group Limited.

Karen Kong/ Audrey Wang

Email: utime@wsfg.hk

United Time Technology Co., Ltd.

Mengzhu Zhao

Tel: +86-755-86512181

E-mail: ir@utimemoblie.com

Source: UTime Limited

UTIME LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except share data and per share data, or otherwise noted)

	As of March 31,	As of September 30,
	2021	2021
	RMB	RMB	USD
Assets
Current Assets
Cash and cash equivalents	8,977	69,568	10,727
Restricted cash	500	-	-
Accounts receivable, net	17,522	17,619	2,717
Prepaid expenses and other current assets, net	65,114	78,344	12,080
Due from related parties	6,990	554	85
Inventories	31,726	69,662	10,741
Total current assets	130,829	235,747	36,350
Non-Current assets
Property and equipment, net	35,683	39,987	6,166
Operating lease right-of-use assets, net	1,429	815	126
Intangible assets, net	2,307	2,336	360
Equity method investment	-	-	-
Other non-current assets	3,333	-	-
Total non-current assets	42,752	43,138	6,652
Total Assets	173,581	278,885	43,002

Liabilities and Shareholders’ equity
Current liabilities
Accounts payable	49,121	84,009	12,954
Short-term borrowings	30,800	35,900	5,536
/ Current portion of long-term borrowings	5,580	450	69
Due to related parties	1,365	4,346	670
Lease liability	1,144	815	126
Other payables and accrued liabilities	60,090	54,523	8,407
Income tax payables	18	18	3
Total current liabilities	148,118	180,061	27,765
Non-current liabilities
Long-term borrowings	-	8,490	1,309
Lease liability - non-current	285	-	-
Total non-current liabilities	285	8,490	1,309
Total liabilities (including amounts of the consolidated VIEs without recourse to the Company of RMB146,430 and RMB182,084 as of March 31, 2021 and September 30, 2021, respectively)	148,403	188,551	29,074

Commitments and contingencies

Shareholders’ equity
Preferred share, par value US$0.0001; Authorized:10,000,000 shares; none issued and outstanding as at March 31, 2021 and September 30, 2021	-	-	-
Ordinary shares, par value US$0.0001; Authorized:140,000,000 shares; Issued and outstanding: 4,517,793 shares as at March 31, 2021 and 8,267,793 shares as at September 30, 2021	4	5	1
Additional paid-in capital	73,217	147,670	22,770
Accumulated deficit	(49,444)	(58,786)	(9,064)
Accumulated other comprehensive income	1,401	1,445	221
Total UTime Limited shareholders’ equity	25,178	90,334	13,928
Non-controlling interests	-	-	-
Total shareholders' equity	25,178	90,334	13,928
Total liabilities and shareholders' equity	173,581	278,885	43,002

UTIME LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands, except share data and per share data, or otherwise noted)

	Six months ended September 30,
	2020	2021
	RMB	RMB	USD

Net sales	179,287	101,057	15,582
Cost of sales	156,101	92,749	14,301
Gross profit	23,186	8,308	1,281

Operating expenses:
Selling expenses	1,906	1,661	256
General and administrative expenses	13,046	15,856	2,445
Other expenses (income), net	207	(1,188)	(183)
Total operating expenses	15,159	16,329	2,518

Income (loss) from operations	8,027	(8,021)	(1,237)
Interest expenses	1,069	1,321	204
Income (loss) before income taxes	6,958	(9,342)	(1,441)
Income tax expenses	-	-	-
Net income (loss)	6,958	(9,342)	(1,441)
Less: Net income attributable to non-controlling interests	-	-	-
Net income (loss) attributable to UTime Limited	6,958	(9,342)	(1,441)

Comprehensive income (loss)
Net income (loss)	6,958	(9,342)	(1,441)
Foreign currency translation adjustment	1,023	44	7
Total comprehensive income (loss)	7,981	(9,298)	(1,434)
Less: Comprehensive income (loss) attributable to non-controlling interest	-	-	-
Comprehensive income (loss) attributable to UTime Limited	7,981	(9,298)	(1,434)

Income (loss) per share attributable to UTime Limited
Basic and diluted	1.54	(1.14)	(0.18)
Weighted average ordinary shares outstanding
Basic and diluted	4,517,793	8,164,771	8,164,771

UTIME LIMITED LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands or otherwise noted)

	Six months ended September 30,
	2020	2021
	RMB	RMB	USD

Cash flows from operating activities:
Net income (loss)	6,958	(9,342)	(1,441)
Adjustments to reconcile net income (loss) from operations to net cash used by operating activities
Depreciation and amortization	2,037	2,276	351
Allowances for obsolete inventories, net	1,631	632	97
Provision for doubtful account, net	(1,200)	(161)	(25)
Loss on equity method investment	833	-	-
Loss on disposal of property and equipment	-	6	1
Loss on disposal of intangible asset	-	348	54
Net changes in operating assets and liabilities:
Accounts receivable	(39,268)	(331)	(51)
Prepaid expenses and other current assets	(13,133)	(943)	(145)
Inventories	(3,521)	(38,601)	(5,952)
Accounts payable	34,545	36,317	5,600
Other payables and accrued liabilities	10,616	(9,781)	(1,508)
Related parties	545	-	-
Deferred revenue	(400)	-	-
Net cash used in operating activities	(357)	(19,580)	(3,019)

Investing activities:
Payment for property and equipment	-	(5,856)	(903)
Payment for intangible assets	-	(777)	(120)
Net cash used in investing activities	-	(6,633)	(1,023)

Financing activities:
Proceeds from short-term borrowings	16,800	15,500	2,390
Loan received from a shareholder	900	3,000	463
Proceeds from long-term borrowings	-	9,000	1,388
Repayment of loan from a shareholder	(1,500)	-	-
Repayment of short-term borrowings	(15,000)	(10,400)	(1,604)
Repayments of long-term borrowings	(600)	(5,640)	(870)
Down payment of the subsequent financings after the IPO	-	(19,003)	(2,930)
Contribution in a subsidiary by a shareholder	-	6,429	991
Proceeds from issuance of ordinary shares through initial public offering (“IPO”), net	-	88,262	13,609
Net cash provided by financing activities	600	87,148	13,437

Effect of exchange rate changes on cash and cash equivalent and restricted cash	(28)	(844)	(130)
Net increase in cash and cash equivalent and restricted cash	215	60,091	9,265
Cash and cash equivalents and restricted cash at beginning of period	1,054	9,477	1,462
Cash and cash equivalents and restricted cash at end of period	1,269	69,568	10,727